KW 3/24/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-: 66049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liquid Prime Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 37th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tony Filoso — (212) 293-1836
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

14049466

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/28

OATH OR AFFIRMATION

I, Julia Bronson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liquid Prime Services, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Spaide, Brian
Notary Public State Of New York
No. 01SP6157123
Qualified in New York County
Commission Expires 12/11/2014

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIQUID PRIME SERVICES, INC.

(A Wholly-Owned Subsidiary of Liquid Holdings Group, Inc.)

Financial Statements and Supplemental Schedules

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

LIQUID PRIME SERVICES, INC.
(A Wholly-Owned Subsidiary of Liquid Holdings Group, Inc.)

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Liquid Prime Services, Inc.:

We have audited the accompanying financial statements of Liquid Prime Services, Inc. (a wholly-owned subsidiary of Liquid Holdings Group, Inc.), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Liquid Prime Services, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 28, 2014

LIQUID PRIME SERVICES, INC.
(A Wholly-Owned Subsidiary of Liquid Holdings Group, Inc.)

Statement of Financial Condition

December 31, 2013

Assets

Cash	$	366,279
Security deposit receivable		150,000
Property and equipment, net		62,019
Prepaid expenses		19,512
Total assets	$	597,810

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	74,488
Total liabilities		74,488
Stockholder's equity:		
Common stock, $1 par value; Authorized, issued and outstanding 100 shares		100
Paid-in capital		3,160,012
Accumulated deficit		(2,636,790)
Total stockholder's equity		523,322
Total liabilities and stockholder's equity	$	597,810

See accompanying notes to financial statements.

LIQUID PRIME SERVICES, INC.
(A Wholly-Owned Subsidiary of Liquid Holdings Group, Inc.)

Statement of Operations

Year ended December 31, 2013

Revenues:		
Principal transactions	$	1,149,988
Commissions		14,316
Interest		686
Total revenues		1,164,990
Expenses:		
Commissions		802,056
Computer and technology expenses		403,229
Salaries and wages		878,418
Occupancy		203,043
Professional fees		170,029
Telephone		61,882
Depreciation and amortization		99,079
Other		70,377
Total expenses		2,688,113
Loss before taxes		(1,523,123)
Income tax benefit		—
Net loss	$	(1,523,123)

See accompanying notes to financial statements.

LIQUID PRIME SERVICES, INC.
(A Wholly-Owned Subsidiary of Liquid Holdings Group, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2013

		Common stock	Paid-in capital	Accumulated deficit	Total
Stockholder's equity – January 1, 2013	$	100	2,716,062	(1,113,667)	1,602,495
Capital contributions		—	443,950	—	443,950
Net loss		—	—	(1,523,123)	(1,523,123)
Stockholder's equity – December 31, 2013	$	100	3,160,012	(2,636,790)	523,322

See accompanying notes to financial statements.

LIQUID PRIME SERVICES, INC.
(A Wholly-Owned Subsidiary of Liquid Holdings Group, Inc.)

Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:		
Net loss	$	(1,523,123)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		99,079
Changes in operating assets and liabilities:		
Due from Parent		400,000
Receivables from brokers and dealers		1,028,197
Prepaid expenses		(19,512)
Payables to brokers and dealers		(31,487)
Accounts payable and accrued expenses		(137,475)
Net cash used in operating activities		(184,321)
Cash flows from investing activities:		
Purchase of fixed assets		(8,169)
Refund on previously acquired fixed assets		100,000
Net cash provided by investing activities		91,831
Cash flows from financing activities:		
Capital contributions		443,950
Repayment of advance from related party		(16,019)
Net cash provided by financing activities		427,931
Net increase in cash		335,441
Cash – beginning of the year		30,838
Cash – end of the year	$	366,279
Supplemental disclosures of cash flow information:		
Income taxes paid	$	—
Interest paid		—

See accompanying notes to financial statements.

(1) Organization and Nature of Operations

Liquid Prime Services, Inc. (Prime or the Company) was formerly known as Taconic Capital Group, Inc. (Taconic) and changed its name to Liquid Prime Services, Inc. on November 17, 2011. Taconic was formed on May 16, 2003 as a New York Corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company holds no customer funds or securities and clears and settles all its securities transactions to clearing broker-dealers on a fully disclosed basis.

On June 1, 2013, Prime ceased its over-the-counter brokerage operations and, as such, will no longer generate any significant transaction revenue, but will continue to incur salary, regulatory, accounting, legal and administrative expenses. Prime will continue to provide complimentary agency brokerage services and facilitate the introduction of Liquid Holdings Group, Inc. (LHG or Parent) customers' assets to custody banking relationships to which they otherwise might not have had access.

The Company has an agreement with the Parent, whereby the Parent, has committed to provide financial support to the Company in an amount sufficient to satisfy its obligations when due and fund its operations as needed, until at least January 1, 2015.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Current market conditions increase the risks and complexities of the judgments in these estimates.

(c) Property and Equipment, Net

Furniture, fixtures and equipment are carried at cost and are depreciated using the straight-line method over the estimated useful lives of the assets (generally three to seven years). Leasehold improvements are carried at cost and are depreciated over the remaining term of the lease.

(d) Revenue Recognition

Prior to the cessation of its over-the-counter brokerage operations, the Company derived revenue from (1) the mark-up generated by brokers executing fixed income and equity transactions on a riskless principal basis, and (2) commissions generated by brokers executing equity trades on behalf of clients, which are settled with the client's clearing firm.

(Continued)

Transactions in securities and commissions were recorded on a trade date basis.

(e) Income Taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, Income Taxes (ASC Topic 740). Under the asset and liability method of ASC Topic 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and noncurrent based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In accordance with ASC 740, the Company recognizes the effect of the income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet a more-likely than-not recognition threshold will result in either a reduction of the current and deferred tax assets, and/or recording of current or deferred tax liabilities. The Company recognizes accrued interest and penalties, if applicable, related to income taxes as a component of income tax expense.

(3) Property and Equipment, Net

The following is a summary of property and equipment at December 31, 2013:

Computer equipment	$	133,177
Leasehold improvements		70,528
Less accumulated depreciation and amortization		(141,686)
Total	$	62,019

Depreciation and amortization expense for the year ended December 31, 2013 totaled $99,079. Included in this amount is $53,153 of leasehold improvements that were fully amortized as a result of the termination of the Company's office space lease (see note 4).

(4) Commitments and Contingencies

On December 7, 2013, the Company terminated its existing lease for office space, with an original expiration date of September 30, 2018. Upon termination of the existing lease, the Parent entered into a new lease, for different office space within the same building. The Company is not a party to the new office space lease, however, under an agreement with the Parent, the Company is still obligated to pay rent for the office space which they occupy. The Company is no longer required to have a security deposit on account with the landlord. At December 31, 2013, a security deposit of $150,000 is due from the landlord.

The Company had also entered into a rent sharing agreement with Liquid Futures, Inc. (Futures), whereby Futures paid a monthly amount to the Company for their allocable portion of the rent under the old lease which was approximately $13,000 per month. This agreement was terminated on July 31, 2013. Rent expense, net of $93,371 received from Futures for the period January 1, 2013 to July 31, 2013, was $203,043 and is recorded in occupancy expense in the accompanying statement of operations.

The Company recognizes rent expense for escalation clauses, rent holidays, leasehold improvement incentives and other concessions using the straight-line method over the minimum lease term.

The Company, through its agreement with the Parent, is obligated to pay rent for the office space it occupies. Minimum future rental commitments under noncancelable operating leases are as follows:

Year ending December 31:		
2014	$	88,363
2015		91,014
2016		93,744
2017		96,557
2018		99,453
Thereafter		106,478
Total	$	575,609

The Company may periodically be involved in litigation and various legal matters that arise in the normal course of business, including proceedings relating to regulatory matters. Such matters are subject to many uncertainties and outcomes that are not predictable. The Company currently has no outstanding litigation.

(5) Certain Relationships and Related Party Transactions

The Company uses computer technology provided by its Parent. The Company paid $335,340 to the Parent during the year ended December 31, 2013 which is included in computer and technology expenses in the accompanying statement of operations.

(6) Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of its Parent. Income taxes are calculated using the modified separate return method pursuant to a tax sharing arrangement between the Company and its Parent.

(Continued)

The company recorded a federal state and local deferred tax benefit of $749,306, offset by a full valuation allowance resulting in zero tax expense or benefit for 2013.

As of December 31, 2013, the Company had a deferred tax asset of $844,868 which is primarily related to net operating loss carryforwards. The Company has recorded a valuation allowance of $844,868, resulting in a recognized deferred tax asset of zero due to uncertainty regarding the Company's ability to realize the benefit of the deferred tax asset. The valuation allowance was increased by $749,306 in the current year.

The Company does not have any current income taxes payable or receivable and there have been no cash payments for income taxes in the current year.

The Company adopted ASC Subtopic 740-10, Accounting for Uncertainty in Income Taxes. Management believes there are no uncertain tax positions requiring recognition or disclosure.

The following are the major tax jurisdictions in which the Company operates and the earliest tax years subject to examination:

U.S. Federal	2010
New York State	2010
New York City	2010

(7) Off Balance Sheet Risk and Concentration of Credit Risk

Prior to the cessation of its over-the-counter brokerage operations, the Company conducted its trading activity with its clearing broker on an agency basis as an introducing broker on behalf of, and for the transactions of, its customers. The clearing and depository operations for the Company's customer accounts were performed by its clearing broker pursuant to a clearance agreement. The Company agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. The Company's cash that was held in accounts at its clearing broker was subject to the credit risk of the clearing broker. The Company also maintains cash in bank accounts that, at times, may exceed federally insured limits, which was $250,000 at December 31, 2013.

(8) Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2013, the Company had net capital of $291,791, which exceeded the Company's net capital requirement of $100,000 by $191,791. The Company's percentage of aggregate indebtedness to net capital approximately 26% at December 31, 2013. Dividends or withdrawals of capital cannot be made if capital is required to comply with regulatory minimum capital requirements.

(Continued)

(9) Subsequent Events

In accordance with ASC Topic 855, the Company has evaluated subsequent events through February 28, 2014, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

The Company has received regulatory approval to combine with Liquid Futures, LLC (Futures), a related party through common ownership, into a single entity on January 23, 2014. This consolidation will enable Prime and Futures to streamline their regulatory costs and consolidate their net capital, permit LHG's customers to sign a single account agreement to conduct both futures and securities trading, and permit the consolidated entity to enter into a single clearing agreement to facilitate both futures and securities trades. The merger was completed on February 12, 2014.

SUPPLEMENTARY INFORMATION

LIQUID PRIME SERVICES, INC.
(A Wholly-Owned Subsidiary of Liquid Holdings Group, Inc.)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2013

Stockholder's equity	$	523,322
Deductions for nonallowable assets:		
Property, equipment and leasehold improvements, net		62,019
Prepaid expenses and security deposit		169,512
Total nonallowable assets		231,531
Net capital	$	291,791
Computation of basic net capital requirement:		
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $74,488 or $100,000, whichever is greater	$	4,968
Statutory minimum dollar net capital requirement	$	100,000
Net capital requirement (greater of the minimum calculation or the statutory amount)	$	100,000
Excess net capital	$	191,791
Excess net capital at net capital less the greater of 10% of aggregate indebtedness or 120% of the statutory minimum net capital required	$	171,791
Computation of aggregate indebtedness:		
Accounts payable and accrued expenses	$	74,488
Percentage of aggregate indebtedness to net capital		25.53%

The above computation of net capital pursuant to Rule 15c3-1 does not differ materially from the computation as of December 31, 2013, filed by the Company on Form X17-A-5, Part IIA.

See accompanying report of independent registered public accounting firm.

LIQUID PRIME SERVICES, INC.
(A Wholly-Owned Subsidiary of Liquid Holdings Group, Inc.)

Computation for Determination of
Reserve Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2013

The Company is exempt under subparagraph (k)(2)(ii) of Rule 15c3-3 from the requirements of this rule as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

See accompanying report of independent registered public accounting firm.

LIQUID PRIME SERVICES, INC.
(A Wholly-Owned Subsidiary of Liquid Holdings Group, Inc.)

Information Relating to Possession or
Control Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2013

The Company is exempt under subparagraph (k)(2)(ii) of Rule 15c3-3 from the requirements of this rule as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

See accompanying report of independent registered public accounting firm.

SUPPLEMENTARY REPORT

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to SEC Rule 17a-5

The Board of Directors
Liquid Prime Services, Inc.:

In planning and performing our audit of the financial statements of Liquid Prime Services, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2014

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

SEC Mail Processing Section RECEIVED MAR 10 2014 Washington DC 193

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Liquid Prime Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Liquid Prime Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066049 FINRA DEC
LIQUID PRIME SERVICES INC 7*7
800 3RD AVE 37TH FL
NEW YORK, NY 10022-7649
CRD# 127818

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ANDREW REEB 212-659-4112

2. A. General Assessment (item 2e from page 2) $2,794.

B. Less payment made with SIPC-6 filed (exclude interest) (2,816.)
7/31/13
Date Paid

C. Less prior overpayment applied (0.)

D. Assessment balance due or (overpayment) (22.)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0.

F. Total assessment balance and interest due (or overpayment carried forward) $(22.)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0.

H. Overpayment carried forward $(22.)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LIQUID PRIME SERVICES INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CHIEF FINANCIAL OFFICER
(Title)

Dated the 17TH day of FEBRUARY, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JANUARY 1, 20 13 and ending DECEMBER 31, 20 13
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,164,534.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0.
(2) Net loss from principal transactions in securities in trading accounts.	0.
(3) Net loss from principal transactions in commodities in trading accounts.	0.
(4) Interest and dividend expense deducted in determining item 2a.	0.
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0.
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0.
(7) Net loss from securities in investment accounts.	0.
Total additions	0.
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0.
(2) Revenues from commodity transactions.	0.
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	46,880.
(4) Reimbursements for postage in connection with proxy solicitation.	0.
(5) Net gain from securities in investment accounts.	0.
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0.
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0.
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0.
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0.	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0.	
Enter the greater of line (i) or (ii)	0.
Total deductions	46,880.
2d. SIPC Net Operating Revenues	$ 1,117,654.
2e. General Assessment @ .0025	$ 2,794.

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